Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 14, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on December 14, 2005, entitled "Notifiable trading".

Notifiable trading

The shares purchased by DnB NOR on behalf of Statoil (OSE:STL, NYSE:STO) on 9 December 2005 for use in the group's share saving plan have on 14 December 2005 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 766,327* shares.

As participants in Statoil's share saving plan, the primary insiders below have been allocated shares in accordance with their savings amount at an average price of NOK 129.92 per share:

Name New shares New share holding
Helge Lund 1756 3256
Eldar Sætre 488 1478
Jon Arnt Jacobsen 488 1707
Terje Overvik 392 1217
Margareth Øvrum 488 2028
Rune Bjørnson 297 297
Stein Bredal 107 352
Morten Svaan 59 469
Jacob S Middelthon 430 1673
Ola Morten Aanestad 121 282
Torgrim Reitan 84 282
Marit Bø Reitan 23 187
Kåre Thomsen 364 2093
Anne Margrethe Middelthon 183 590
Inge Eivind Sørvik 107 847
Ann-Elisabeth Serck-Hanssen 44 394
Sverre Serck-Hanssen 70 839
Ragnar Bulie 43 524
Stig H. Christiansen 22 89
Stein Egil Næss 83 637
Reidar Gjærum 583 990
May-Marie Thomsen 22 534

*When Statoil was listed in 2001, 25 million shares were established for use in a bonus programme aimed at small shareholders. The number of unused shares remaining as of 14 December 2005 is 23,441,885. These shares are recorded in the share register as Statoil's own shares, but they cannot be used by the company without the approval of the annual general meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 14, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer